12014331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44131

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-11 AND ENDING 31-Dec-11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Grodsky Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Longview Street
(No. and Street)

West Orange (City) **NJ** (State) **07052** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sheldon Grodsky **908-378-3886**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A (Address) **Monmouth Beach** (City) **NJ** (State) **07750** (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sheldon Grodsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grodsky Associates, Inc., as of December 31, 2011, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

DAVID A. BOLSON
Attorney at Law
State of New Jersey

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Grodsky Associates, Inc.

We have audited the accompanying balance sheet of Grodsky Associates, Inc. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2011 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Monmouth Beach, New Jersey
February 20, 2012

Grodsky Associates, Inc.
Affirmation of the President

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Grodsky Associates, Inc. for the year ended December 31, 2011 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2011 have been made available to the shareholder of Grodsky Associates, Inc.

Sheldon Grodsky, President

Grodsky Associates, Inc.
Balance Sheet
As of December 31, 2011

ASSETS

Current assets:	
Cash & cash equivalents	$12,518
Receivable from clearing broker	55,277
Prepaid expenses	1,318
Total Current Assets	$69,113
Total Assets	$69,113

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$13,159
Total Current Liabilities	$13,159
Shareholder's Equity:	
Common stock, 2,500 shares authorized at stated value $1 par, 1,290 issued	$1,290
Additional paid in capital	50,710
Retained earnings	3,954
Total Shareholder's Equity	55,954
Total Liabilities & Shareholder's Equity	$69,113

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2011

Commission & other revenues	$358,642
Clearing expenses	(24,925)
Gross margin	$333,717
General and administrative expenses:	
Salaries & consulting	$251,305
General administration	83,621
Total general and administrative expenses	334,926
Loss from operations	($1,209)
Other income:	
Other income	1,839
Interest & dividend income	49
Net income before income tax provision	$679
Provision for income taxes	(1,000)
Net loss	($321)

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2011

Operating activities:	
Net loss	($321)
Changes in other operating assets and liabilities:	
Receivable from clearing broker	3,038
Prepaid expense	(17)
Other asset	1,773
Accounts payable & accrued expenses	(743)
Net cash provided by operations	$3,730
Net increase in cash during the fiscal year	$3,730
Cash at December 31, 2010	8,788
Cash at December 31, 2011	$12,518
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$471
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at December 31, 2010	$1,290	$50,710	$4,275	$56,275
Net loss for the fiscal year			(321)	(321)
Balance at December 31, 2011	$1,290	$50,710	$3,954	$55,954

Please see the notes to the financial statements.

Grodsky Associates, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2011

1. Organization

Grodsky Associates, Inc. (the Company) is a privately held corporation formed in New Jersey in 1991 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "*Accounting for Income Taxes*". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

3. Fair Value of Financial Instruments

Cash and cash equivalents, deposit at clearing broker, prepaid expense, security deposit, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2011.

4. Commitments and Contingencies

The Company is not committed to a non-cancelable lease for office space and rents an office in South Orange, New Jersey on a "month to month" basis.

5. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$679
Current tax expense:	
Federal	$750
State	250
Total	$1,000
Add deferred tax payable (benefit):	
Loss carryforward	0
Allowance for recoverability	0
Provision for income taxes	$1,000

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $25,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholder's equity	$55,954
DEBITS:	
Nonallowable assets:	
Prepaid expense	(1,318)
NET CAPITAL	$54,636
Haircuts	0
ADJUSTED NET CAPITAL	$54,636
Minimum requirements of 6-2/3% of aggregate indebtedness or $25,000, whichever is greater.	25,000
EXCESS NET CAPITAL	$29,636
AGGREGATE INDEBTEDNESS:	$13,159
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	24.08%
Excess net capital previously reported	$30,204
Less accrued expense adjustments	(568)
Excess net capital per this report	$29,636

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2011 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE C05-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholders
Grodsky Associates, Inc.

In planning and performing our audit of the financial statements of Grodsky Associates, Inc. for the year ended December 31, 2011, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2011 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2011, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donohue Associates, LLC

Monmouth Beach, N.J.
February 20, 2012

pwc

SEC Mail Processing Section

FEB 29 2012

Washington, DC 110

Report of Independent Accountants

To the Member of Getco Execution Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Getco Execution Services, LLC (the "Company"), for the year ended December 31, 2011 which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records, as follows:

Payment	Amount $	Support Obtained
Six months ended June 30, 2011	24,087	Agreed to check number 5155 dated 7/27/2011 and traced to the general ledger
Six months ended December 31, 2011	36,935	Agreed to check number 5203 dated 2/28/2012 and traced to the general ledger
Total	**61,022**	Agreed to Form SIPC-7, Page 1, Item 2A

2. Compared the Total Revenue amount reported in the statement of income included in the audited financial statements for the year ended December 31, 2011 to the Total Revenue amount of $24,316,392 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, as follows:

Total Revenue per the 2011 audited Consolidated Statement of Income	$ 27,578,180
Less foreign exchange gain for the company's subsidiary	(11,046)
Dividend Expense reported net in the financial statements	11
Order flow expenses per page 3 of the 2011 audited financial statements	(3,250,753)
	$ 24,316,392
Amount per Form SIPC-7, Page 2, item 2a (Non-Consolidated)	24,316,392
Difference	$ -

3. Compared adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b (2), Net loss from principal transactions in securities, reported in Form SIPC-7, of $3,333,566 (noting this represents primarily order flow

expenses recorded net in the FOCUS report) to the Company's December 31, 2011 trial balance provided by Derek Carter, Statutory Accountant, noting no exceptions.

b. Compared deductions on line 2c (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, reported in Form SIPC-7, of $3,226,972 to the Company's December 31, 2011 trial balance provided by Derek Carter, Statutory Accountant, noting no exceptions.

c. Compared deductions on line 2c (5), Net gain from securities in investment accounts, reported in Form SIPC-7, of $14,169 to the Company's December 31, 2011 trial balance provided by Derek Carter, Statutory Accountant, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ $.0025 on page 2, line 2e of $24,408,817 and $61,022, respectively, of the Form SIPC-7, as follows:

Total Revenue per Form SIPC-7, Page 2, item 2a	$	24,316,392
Total Additions per Form SIPC-&, Page 2, item 2b		3,333,566
Total Deductions per Form SIPC-7, Page 2, item 2c		(3,241,141)
	$	24,408,817
SIPC net operating Revenues per Form SIPC-7, Page 2, item 2d		24,408,817
Difference		-
Recalculated General assessment @ $0.0025		61,022
General assessment @ $0.0025 per Form SIPC-7, Page 2, item 2e		61,022
Difference	**$**	**0**

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the member of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012